INVEST IN **HAPPY HIPPIE BREWING COMPANY**

Groovy, hip brewery looking to build taproom and entertainment venue


HAPPY HIPPIE
LEMON DROP PALE ALE
HAPPY HIPPIE BREWING COMPANY
HONEY MAGNOLIA
WITBIER
HAPPY HIPPIE BREWING COMPANY
PARTY AT THE MOON TOWER

happyhippiebeer.com Richardson TX

Alcohol | Brewery | Ale | Entertainment Venue | Beer

LEAD INVESTOR

Alex Stanton

Happy Hippie has a fantastic line of craft brews for all seasons & beer lovers. The expansion into the creation of a year-round brewery is a natural next step. I'm excited about the opportunity for Happy Hippie's growth, particularly the upcoming launch in the Lockwood District. The location and vibe are great and will provide the perfect venue to continue the expansion of the Happy Hippie line of brews. Can't wait to see the new Happy Hippie gear and the unveiling of the next awesome brew. - Alex S.

Invested $1,250 this round

Highlights

1. 63% revenue growth Year 1 to Year 2
2. 242% revenue growth Year 2 to YTD Year 3
3. Listed in Thrilllist as one of 16 essential craft breweries in Dallas
4. Listed in D Magazine beer edition as a nano brewery with explosive potential
5. Highest rated Belgain Tripel in DFW according to Untappd

5. Highest rated Belgain Tripel in DFW according to Untappd

Our Team



Michael W Frederick Founder & Brewmaster

Michael has been brewing beer for over 35 years. He has brewed professionally for over 2 years. In addition to his brewing skills he has operated a successful consulting business and has extensive experience in starting and growing teams/businesses



Kellie Frederick Director of Social Media & Community Outreach



Kellie has been instrumental in managing our social media presence and community outreach. She has experience as an event planner and group sales at Marriott.



Scott Schwieterman Partner - Marketing & Design

Scott brings many years of marketing and design experience to Happy Hippie Brewing. He developed the brand and marketing for Karbach Brewing and several other breweries.



Nick Thomason Director of Brewing Operations

Nick has been developing his skills as a home brewer over the past 15 years. He has received numerous accolades for his beers and we are thrilled to be able to allow him to pursue his dream of becoming a full-time professional brewer.

Pitch


HAPPY HIPPIE
BREWING COMPANY
FIND YOUR TRIBE


WHAT IS HAPPY HIPPIE BREWING?
A new brewery committed to fresh, delicious craft beer created with care and good vibes that brings people back to a time of...
PEACE & LOVE!
HAPPY HIPPIE
BREWING COMPANY


WHY HAPPY HIPPIE BREWING?


It's been a dream of ours to build a Destination Brewery in
our home town of Richardson, Texas. A place that's large
on the map, but with a small town feel.
It's now time to make it happen with your help.
HAPPY HIPPIE
BREWING COMPANY

Being a hippie is a state of mind, a lifestyle. It's a philosophy of walking your own path, being who you are regardless of what society may expect you to be. True hippies come in all shapes and sizes and have diverse views that span the spectrums of political, philosophical, and religious views. It is my mission to build a destination brewery in Richardson, TX, built upon these principals.


OPEN TO ALL!
Happy Hippie will be a place for all. Inclusivity, family, friends,
open to all people who love music, peace and brew!
HAPPY HIPPIE
BREWING COMPANY


ACCOMPLISHMENTS, SO FAR...
Year 1
Experienced
63% revenue
growth
63%
Year 2
Experienced
242% revenue
growth
242%
D
Beer
Listed in
D Magazine's
Beer Issue
May 2022
thrillist Dallas
Featured in thrillist as
one of the 16 essential
craft breweries in Dallas
HAPPY HIPPIE
BREWING COMPANY

We have already laid the foundation for a strong brand and received recognition in a couple of regional periodicals like Thrilllist and D Magazine. We have achieved 63% growth in year one and 242% growth (YTD) in year two and did it without being in control of our own brewing capacity or having our own

taproom.



ACCOMPLISHMENTS, SO FAR... (CONT.)
BRAND!
Our branding is appealing to consumers as demonstrated by inquiry from around the country on where we are located, people want to visit us.
"HOW COOL! WHERE ARE YOU LOCATED?"
---- THIRSTY IN MINNESOTA
UNTAPPD
DRINK SOCIALLY
Overall rating on Untappd is 3.63 placing it in the upper half of all breweries in North Texas!
CAPTAIN TRIPELS
MEETS HIS MAKER
Happy Hippie Brewing Company's flagship beer is the highest rated in North Texas for the style. It is a Belgian Tripel. It and a barrel aged version of it rate 3.83 and 3.92 respectively.

According to Untappd we are one of the top overall rated breweries in North Texas and have the highest rated Belgian Tripel in DFW.



Richardson (AND) Texas, an underserved market.
A problem worth solving!
RICHARDSON, TEXAS BREWERIES
Richardson
Garland
Texas ranks 9th in beer consumption per capita with average person over 21 consuming 32 gallons of beer per year.
Opportunity
Texas ranks 47th with 1.7 breweries per 100,000 residents

Richardson is underserved when it comes to craft beer, and we want to change that. As you can see from the map, there is only 1 brewery in Richardson, and it is constrained due to its physical size and location. We have the plan to change that.



THE CORE DISTRICT
RICHARDSON TEXAS
Proposed Location
ARAPAHO RD
RICHARDSON CITY HALL & CIVIC CENTER
INTERURBAN
APOLLO RD
CHINATOWN
LOCKWOOD
BELTLINE RD
DOWNTOWN
HEIGHTS
MAIN ST
CUSTER RD
ABRAMS RD
PHILLIPS ST



We will be placing a destination brewery in the heart of the Lockwood district and adjacent to the City of Richardson Entertainment (CORE) district to serve as a flagship attraction of visitors to the area.



LOCATION AND AMENITIES
Inge Dr
Inge Dr
Stage
Deliveries
Employee
Parking
Visitor
Parking
Patio / Seating
Visitor
Parking
Lit Signage
Lockwood Dr
Lockwood Dr
COVERED
SEATING
OUTDOOR
SEATING
MURALS AND
INSTAGRAM MOMENTS
OUTDOOR STAGE
LIVE MUSIC
TAP ROOM
HAPPY HIPPIE
BREWING COMPANY
CUSTER RD
LOCKWOOD
BELTLINE RD
75
KEY PLAN
Welcome to Lockwood!
Lookwood is the newest addition to The Core District, featuring several adaptive reuse projects that have transformed a once forgotten retail center into a booming social hotspot. This new trendy street features great food, coffee, modern co-working space, art shows and Richardson's first and only distillery.
...and with your help
a Destination Brewery!

The brewery will have a spacious indoor tap room with plenty of covered and open outdoor seating. It will include both indoor and outdoor stages to host live music during any type of weather. It will also include a premier event space to host office parties, meetings, and special events.



HAPPY HIPPIE
BREWING COMPANY
TRIBE
Stage
Patio / Seating
Lit Signage

Elevation facing lockwood drive

Located at the intersection of Beltline and Central Expressway (U.S. Highway 75), it is in one of the highest trafficked areas in the Dallas area with over 300,000 vehicles traveling past the location daily. With bright murals and neon signage visible from both directions along Central Expressway it will be a place to hang out during rush hour and avoid the aggravation of sitting in bumper-to-bumper traffic.




HAPPY HIPPIE
BREWING COMPANY
TAP ROOM

Elevation facing lockwood distillery

The building will stand out and make a statement about the brand through the use of vibrant and bright murals that reflect the brand.



STAGE LOCATION

We will feature live music 3 nights a week in a venue that can accommodate some of the bigger regional acts.


ORDER HERE
Yeasty Brews

warm
Comfortable
inviting
family friendly



INTERIOR TAP ROOM CONCEPTS

The vibe will be open, spacious and fun.

THE BEERS

Brewed with the spirit of the hippie movement!



HAPPY HIPPIE BREWING COMPANY
FIND YOUR TRIBE

We have already brought 10 beers to market when counting our newest limited draft release of Marmalade Sky (Mango Basil Blonde) to our already strong line-up.

We have structured the investment to pay 8% of gross revenue until the investment is paid back at a multiple of 1.75X. The breakdown of use of funds is listed above as well as the annual return on investment based on a 3-, 4- and 5-year payback. This is a better rate of return than the market in a segment (alcohol) that tends to be recession proof.



TARGET MARKET
45-54 Years Old
25-34 Years Old
519,000 Prospects
35-44 Years Old
Market size $430.2M within 10 miles of brewery
COMPETITION
Competitors
Our Better Solution
Four Bullets
Beer Styles and Location
Bitter Sisters
Quality and Location
Oak Highlands
Branding and Location

Forward looking projections cannot be guaranteed.

With our own location we will be poised for year over year triple and double-digit growth in the next 5 years. Our location sits in the middle of 500,000 potential craft beer drinkers with a potential market of $430M+



THE HAPPY HIPPIE TEAM


Michael Frederick
Visionary / Brewmaster
Kellie Frederick
Director of Social Media and Community Outreach
Nick Thomason
Director of Brewing Operations
Scott Schwieterman
Brand Design / Marketing
HAPPY HIPPIE BREWING COMPANY

We have a strong team led my Michael Frederick (Brewmaster) and includes Scott Schwieterman (partner) that has done marketing and branding for Karbach Brewing in Houston, TX and Oak Cliff Brewing in Dallas, TX among others. Nick Thomason is Director of Brewing Operations and has been brewing at home for over 15 years and professionally for the past 2 years.


Investment Levels*
NOW ONLY $250 - T-Shirt & 2 Silipint Pint Glasses
$1,000 – Membership in the Mug Club! Get a custom mug you can use at the brewery.
$2,500† – Membership in the Commune founders club (Name on founders list in brewery and Commune card good for 15% discount on beer and merchandise at the brewery)
$5,000† – Membership in The Hog Farm founders club (Name on founders list in brewery and The Hog Farm card good for 20% discount on beer and merchandise at the brewery)
$10,000† – Membership in the Merry Prankster founders club. (Name on founders list in brewery and Merry Prankster card good for 25% discount on beer and merchandise at the brewery)
$25,000† - Membership in the Merry Prankster founders club. (Name on founders list in brewery and Merry Prankster card good for 25% discount on beer and merchandise at the brewery and Reserved Parking spot at brewery (Limited to first 4))
* All investment levels are inclusive of prior level perks except for discounts and founders club memberships. Only the highest discount level and memberships will be available.
† All founders club memberships include exclusive pre-launch party
HAPPY HIPPIE BREWING COMPANY
HONEY MAGNOLIA
WITBIER
PARTY AT THE MOON TOWER

We need your assistance to make this dream a reality. We have a series of perks to offer at various investment levels. Each level is inclusive of all prior level perks. We are asked where we are located all the time via our social media presence. With your investment we can answer the question. In true hippie fashion I don't want this to be my brewery, I want it to be our brewery!.


THANK YOU FOR YOUR SUPPORT!
HAPPY HIPPIE
BREWING COMPANY